Exhibit 99.1

Arco Announces Shareholders’ Approval of Merger Agreement to Go Private

São Paulo, Brazil, December 4, 2023 – Arco Platform Limited (Nasdaq: ARCE) (“Arco” or the “Company”), a leading operating system for K-12 schools announced today that at an extraordinary general meeting of shareholders held today, Arco’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of August 10, 2023, among the Company, Achieve Holdings (“Achieve”) and Achieve Merger Sub, a wholly owned subsidiary of Achieve (“Merger Sub”). The plan of merger is required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) upon completion of the Merger (as defined below). Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company and cease to exist, with Arco being the surviving company and becoming a wholly-owned subsidiary of Achieve (the “Merger”).

Approximately 81.5% of Arco’s total outstanding Class A common shares and Class B common shares, par value US$0.00005 per share (each, a “Class A Share” and “Class B Share,” respectively), attended the extraordinary general meeting in person or by proxy. Each shareholder has one vote for each Class A Share and/or 10 votes for each Class B Share. The Merger Agreement, the Plan of Merger, and the transactions contemplated thereby, including the Merger, were approved by over 97.8% of the total votes cast at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the Merger is expected to close within the fourth quarter of 2023. If and when completed, the Merger will result in Arco becoming a privately held company, and Arco’s common shares (other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement)) will be exchanged for a purchase price of US$14.00 per share in cash and Arco's Class A Shares will no longer be listed or traded on any stock exchange, including the Nasdaq Global Select Market.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered millions of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This announcement contains forward-looking statements, including, but not limited to, the anticipated timing of closing the transaction and statements regarding the funding and consummation of the transactions. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur on the timeline anticipated, or at all, if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including the section titled “Risk Factors” in the Company’s most recent Form 20-F, as well as the Form 6-K and Schedule 13E-3 (which includes the proxy statement) filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/